                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


[X] Annual Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934 (Fee required)

     For the fiscal year ended March 31, 2001

                                       or

[_] Transitional report pursuant to Section 15 (d) of the Securities Exchange Act of 1934 (Fee required)

     For the transition period from _______________ to _______________.

Commission File No. 0-16116

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      IMPCO Investment and Tax Savings Plan
                          c/o Impco Technologies, Inc.
                           (formerly AirSensors, Inc.)
                               16804 Gridley Place
                               Cerritos, CA 90703

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Impco Technologies, Inc.
                           (formerly AirSensors, Inc.)
                               16804 Gridley Place
                               Cerritos, CA 90703

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Financial Statements Filed as Part of This Report:

                                                                           Page
Report of Independent Auditors .........................................     4

Statements of Net Assets Available for Benefits ........................     5

Statements of Changes in Net Assets Available for Benefits .............     6

Notes to Financial Statements ..........................................     7

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) .........    12


SIGNATURES

     The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the Administrative Committee of the IMPCO Investment and Tax Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

September 26, 2001

                                      IMPCO INVESTMENT AND TAX SAVINGS PLAN


                                      By /s/ Kelly Nila
                                      ------------------------------
                                            Plan Administrator

                                Index to Exhibits
                                -----------------

Exhibit No.                                                               Page

   23.1                     Consent of Ernst & Young LLP,
                               Independent Auditors                        21

                         Report of Independent Auditors

IMPCO Technologies, Inc. as
Plan Administrator of
The IMPCO Investment and Tax Savings Plan

We have audited the accompanying statements of net assets available for benefits of IMPCO Investment and Tax Savings Plan as of March 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at March 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of March 31, 2001 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                        /s/ Ernst & Young LLP

Long Beach, California
September 25, 2001

                      IMPCO Investment and Tax Savings Plan

                 Statements of Net Assets Available for Benefits

                                                           March 31
                                                       2001        2000
                                                   ------------------------

Assets
Investments, at fair value:
   Interest bearing cash                            $1,091,581  $1,091,917
   Mutual funds                                      5,136,305   6,311,756
   IMPCO Technologies, Inc. common stock               467,170     386,323
   Loans receivable                                    474,880     305,881
                                                   ------------------------
Net assets available for benefits                   $7,169,936  $8,095,877
                                                   ========================

See accompanying notes to financial statements.

                      IMPCO Investment and Tax Savings Plan

           Statements of Changes in Net Assets Available for Benefits

                                                                            Year ended March 31,
                                                                             2001         2000
                                                                         -------------------------
Additions to net assets attributed to:
   Net realized/unrealized appreciation
     in fair value of investments                                        $         -    $1,574,041
   Investment income                                                         470,371       354,445

   Contributions:
     Participants                                                          1,478,132     1,166,690
     Rollovers                                                               190,386        95,406
     Employer                                                                581,052       452,454
                                                                         -------------------------
   Total additions                                                         2,719,941     3,643,036

Deductions from net assets attributed to:
   Net realized/unrealized depreciation in fair value of investments       3,110,496             -
   Benefits paid to participants                                             535,386       453,260
                                                                         -------------------------
     Total deductions                                                      3,645,882       453,260
                                                                         -------------------------
   Net (decrease) increase                                                  (925,941)    3,189,776

Net assets available for benefits at beginning of year                     8,095,877     4,906,101
                                                                         -------------------------
Net assets available for benefits at end of year                         $ 7,169,936    $8,095,877
                                                                         =========================

See accompanying notes to financial statements.

                      IMPCO Investment and Tax Savings Plan

                         Notes to Financial Statements



1. Description of the Plan

General

The IMPCO Investment and Tax Savings Plan (the Plan) is a defined contribution plan which is qualified under Internal Revenue Service Code Section 401(k). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was adopted July 1, 1984, and amended in 1988 and 1993. Effective May 3, 1999, the Plan was amended and restated, and the trustee, Prudential Bank and Trust Company, was changed to Putnam Fiduciary Trust Company (the Trustee). All Plan assets held by the former trustee were then transferred to the new Trustee.

All employees of the Company employed on or before July 1, 1984, are eligible to participate in the Plan. All other employees who are at least age 21 or older are eligible to participate in the Plan on the first day of any calendar month following one year of service with the Company. Effective January 1, 1999, there is no longer a service requirement.

The Board of Directors of the Company has appointed certain of its officers and employees to act as an Administrative Committee. The Administrative Committee is responsible for management and control of the operation and the administration of the Plan. Prudential Mutual Fund Services, Inc. had been engaged to perform certain administrative services (i.e., day-to-day recordkeeping of the Plan) and provide assistance to the Administrative Committee. Effective May 3, 1999, responsibility for these administrative services was transferred to Putnam Investments.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Contributions

Employees of the Company who elect to participate in the Plan may contribute into the Plan not less than 1% nor more than 15% of compensation, as defined in the Plan, each payroll period, up to a maximum of $10,500 for calendar year 2001 and 2000. Effective May 3, 1999, the Company amended the Plan to match 100% of the first 3% of compensation contributed by employees.

"Rollover" contributions from other qualified plans are accepted by the Plan. The Company does not match contributions of this type.

                      IMPCO Investment and Tax Savings Plan

                          Notes to Financial Statements


1. Description of the Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Participant contributions and Company contributions are allocated into the separate funds based on election by the participants while Plan earnings are allocated based on the specific earnings of the separate fund. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Participants may change the current allocation among their accounts at any time through notification to Putnam Investments. Upon reallocation, Putnam then notifies the Company of any designated changes made to a participant's account. Participants may also change the allocation of future participant and Company contributions.

Vesting

Participants have a 100% nonforfeitable right to their "salary deferral account" and "rollover account" (i.e., participant contributions plus actual earnings thereon) upon withdrawal from the Plan. The Plan uses a graduated vesting schedule for Company contributions and related earnings as follows:

                                                                  Vested
        Years of Service                                       Percentage
        ----------------                                       ----------

        Less than 2 years                                           0%
        2 years but less than 3 years                              25%
        3 years but less than 4 years                              50%
        4 years but less than 5 years                              75%
        5 years or more                                           100%

The participant also becomes 100% vested when he or she reaches retirement age, becomes disabled while employed by the Company, or upon death while employed by the Company.

Investment Options

Individual participants designate the way in which their contributions and employer contributions are invested and may change their investment designation at any time within several investment options offered by the Plan, including IMPCO Technologies, Inc. common stock.

                      IMPCO Investment and Tax Savings Plan

                          Notes to Financial Statements


1. Description of the Plan (continued)

Participant Loans

Participants may borrow up to 50% of their vested interest from their fund accounts subject to Plan restrictions. Participants may borrow a minimum of $1,000, up to a maximum of $50,000. The loans are secured by the participants' accounts and bear interest at a rate of 8.50% to 8.95%. The term of participant loans may not exceed five years except under certain conditions as defined in the Plan. Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits

Upon termination of service, participants are entitled to receive a distribution of the vested portion of their accounts. Upon retirement, participants shall receive a distribution of the entire vested value of their accounts.

2. Summary of Accounting Policies

Valuation of Investments and Income Recognition

Mutual fund investments are stated at fair value as determined by publicly quoted market price. The participant loans are recorded at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative and Contract Expenses

Administrative and contract expenses are paid by the Company.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                     IMPCO Investment and Tax Savings Plan

                         Notes to Financial Statements

3. Investments

The fair market value of individual investments that represent 5% or more of the Plan's net assets as of March 31, 2001 and 2000 is as follows:

                                                            March 31
                                                       2001           2000
                                                   ---------------------------
        Putnam Investors Fund                       $1,242,092     $1,632,404
        Putnam OTC & Emerging Growth Fund                    *        606,485
        Putnam Voyager Fund II                         746,022      1,380,905
        Putnam Asset Allocation Fund                 1,185,481      1,156,345
        Putnam International Growth Fund               562,031        680,857
        Putnam Money Market Fund                     1,091,581      1,091,917
        Putnam Equity Income Fund                      795,411        604,495
        Impco Technologies, Inc. common stock          467,170              *

        *Investment balance is less than 5% of the Plan's net assets.

During the years ended March 31, 2001 and 2000, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:


                                                       Year ended March 31
                                                       2001           2000
                                                    ----------------------------

        Mutual funds                                 $(2,874,973)    $1,376,551
        IMPCO Technologies, Inc. common stock           (235,523)       197,490
                                                    ----------------------------

                                                     $(3,110,496)    $1,574,041
                                                    ============================
4. Income Tax Status

The Plan has received an opinion letter from the Internal Revenue Service dated March 11, 1994, stating that the written form of the underlying prototype plan document is qualified under Section 401(a) of the Internal Revenue Code (the
Code), and that any employer adopting this form of the prototype plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                     IMPCO Investment and Tax Savings Plan

                         Notes to Financial Statements

5. Plan Termination

It is the intent of the Company to continue the Plan; however, the Company reserves the right to modify, suspend or terminate the Plan at any time subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of plan termination, the participants become 100% vested, and the amounts in each participant's account will be distributed as soon as administratively feasible, following the date on which a distribution is requested or is otherwise payable.

6. Party-in-Interest Transactions

The records of the Plan indicate no party-in-interest transactions which are prohibited by the Employee Retirement Income Security Act of 1974 and for which no statutory or administrative exemption exists.

                                                                EIN:  91-1039211
                                                                Plan #001

                      IMPCO Investment and Tax Savings Plan

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                 March 31, 2001

Identity of Issue, Borrower, Lessor or    Description of Investment, Including Maturity Date,                              Current
Similar Party                             Rate of Interest, Collateral, Par or Maturity Value               Cost            Value
------------------------------------------------------------------------------------------------------------------------------------
Putnam Fiduciary Trust Company            Putnam New Century Growth Fund (6,623 shares)               $     142,587     $    82,849
                                          Putnam Investors Fund (101,478 shares)                          1,683,124       1,242,092
                                          Putnam American Government Income Fund (31,548 shares)            267,517         275,410
                                          Putnam OTC & Emerging Growth Fund (31,227 shares)                 695,008         247,009
                                          Putnam Voyager Fund II (42,315 shares)                          1,220,311         746,022
                                          Putnam Asset Allocation Fund - Balanced (87,992 shares)         1,077,399         875,520
                                          Putnam Asset Allocation Fund - Conservative (34,024 shares)       348,092         309,961
                                          Putnam International Growth Fund (26,561 shares)                  688,840         562,031
                                          Putnam Money Market Fund (1,091,518 shares)                     1,091,581       1,091,581
                                          Putnam Equity Income Fund (53,708 shares)                         840,721         795,411

Impco Technologies, Inc.*                 Common Stock (26,319 shares)                                      484,005         467,170

Participant loans*                        Loans to participants, collateralized by vested account
                                            balances, interest at 8.50% - 8.95% per annum                         -         474,880
                                                                                                      ------------------------------
                                                                                                      $   8,539,185     $ 7,169,936
                                                                                                      ==============================


*Indicates party-in-interest to the Plan.